SPP CPM

82-3553

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6608
Facsimile: 61 7 3237 6708
Email: dday@sppcpm.com

Chairman Mr Campbell Anderson

02042268

17 June, 2002

JUN 2 8 2002 WASH. D.C.

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Media Release *SPP Welcomes Cabinet Decision* dated 13 May, 2002
- Stuart Project Update Report No 25 - 24 May, 2002
- Company Announcement and accompanying Appendix 3B *New Issue Announcement* dated 29 May, 2002
- Company Announcement *SPP Announces US$10 Million Guarantee Facilities* dated 31 May, 2002
- Company Announcement *SPP Welcomes Federal Grant for Renewable Fuel Plant Study* dated 5 June, 2002

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Diane Day
Group Manager Corporate Relations

Encls

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

13 May 2002

MEDIA RELEASE

SPP WELCOMES CABINET DECISION

"The Federal Government's decision to reshape existing excise rebate arrangements on oil produced from the Stuart Oil Shale Project was far-sighted and significant for Australia's global reputation as a resource rich country", Southern Pacific Petroleum Managing Director, Mr Jim McFarland said.

Mr McFarland said under the changes announced by the Commonwealth today, the benefit will now be available on all naphtha produced from Stage 1 of the project for the next twelve months. Thereafter, the existing excise rebate scheme will continue to apply. This provides SPP with the flexibility to sell its sulphur free naphtha product in all markets while it seeks to secure sales contracts with domestic refiners.

"This decision is vital to securing the viability of the Stage 1 technology demonstration project. Stage 1 of the Stuart Project is a critical first step in developing Australia's huge oil shale resource of more than 20 billion barrels that has the potential to fully alleviate the country's growing dependence on oil imports," he said.

The company is particularly grateful to the efforts of Mr Ian Macfarlane, Minister for Industry, Tourism & Resources and his Department as well as the invaluable support given by Mr John Anderson, Deputy Prime Minister and Mr Paul Neville, Federal Member for Hinkler who contributed to achieving this result.

Around 55 percent of Stuart oil production is naphtha, which is used to manufacture petrol, diesel and jet fuels.

To date the Company has been unable to negotiate sales agreements with the four domestic refiners in Australia, despite the unarguable commercial and environmental benefits of the naphtha product. Stuart naphtha is essentially sulphur-free and is an ideal feedstock for refiners to produce the cleaner, low-sulphur transportation fuels that have been mandated by the Federal Government to improve air quality.

"Tremendous progress has been achieved at the Stuart Project in the past year. More than 425,000 barrels of oil have been produced and strict environmental requirements are being met," Mr McFarland said.

"Despite these major achievements, we have little doubt that harassment and threats of consumer boycotts by Greenpeace against the domestic refiners if they purchased Stuart oil has caused this sales impasse. The Company has 185,000 barrels of naphtha in inventory with an overall value of more than A$14 million which represents a critical revenue stream for the Project.

"The Federal Government's decision should enable the Company to finalise naphtha sales contracts. We intend to conclude negotiations with potential customers as soon as possible and to secure longer-term sales arrangements for growing naphtha production at Stuart,".

"The Federal and Queensland Governments have long recognised the great economic potential for Australia that exists in developing the country's oil shale resource. In 1991, the Federal Government put in place the current excise rebate scheme to encourage the development of a cost-effective technology to develop oil shale. The Queensland Government also committed to fund key infrastructure requirements. It was on the basis of these commitments that the A$340 million Stuart Project was built and which now provides more than 500 jobs in the Gladstone region. The support for the Project given by the Queensland Premier and his Government has been critical in maintaining these jobs and the future of the project.

"Under this new arrangement, the existing excise rebate scheme will remain in place. However over the next 12 months, for eligible naphtha, the company will be able to claim under either the existing excise rebate scheme or the new grant scheme. All other terms of the existing excise rebate scheme remain unchanged. It only applies to the Stage 1 technology development phase of the Stuart Project and is not intended as a subsidy for commercial production. The rebate is payable only if the project is successful in producing oil and in this regard is a relatively low risk R&D incentive. The existing rebate scheme is capped at a maximum annual amount of around A$36 million and currently expires at the end of 2005.

"Governments have demonstrated in a real way their continuing commitment to seeing a sustainable oil shale industry developed in Australia. It's now up to us to build on this success, advance towards commercial production and deliver the great promise of the Stuart Project," Mr McFarland said.

James D McFarland
Managing Director
Southern Pacific Petroleum N.L. (SPP)

for information, please contact:

Diane Day
Group Manager Corporate Relations
SPP
07 3237 6608
0417 795 614

STUART PROJECT UPDATE
Report No. 25 – 24 May 2002

1. SPP WELCOMES CABINET DECISION ON EXCISE

Southern Pacific Petroleum NL (SPP) has welcomed the Federal Government's decision of 14 May 2002 to reshape existing excise rebate arrangements on oil produced from Stage 1 of the Stuart Oil Shale Project.

Under the changes announced by the Federal Government, the benefit will now be available on all naphtha produced from Stage 1 of the Project for the next twelve months irrespective of where the naphtha is sold. Thereafter, the existing excise rebate scheme on domestic sales will continue to apply. This provides SPP with the flexibility to sell its sulphur free naphtha product in all markets, both onshore and offshore, while it seeks to secure longer term sales contracts with domestic refiners.

To date the Company has been unable to negotiate sales agreements with the four domestic refiners in Australia, despite the unarguable commercial and environmental benefits of the naphtha product. Stuart naphtha is essentially sulphur-free and is an ideal feedstock for refiners to produce the cleaner, low-sulphur transportation fuels that have been mandated by the Federal Government to improve air quality.

Under this new arrangement, the existing excise rebate scheme will remain in place. However over the next 12 months, for eligible naphtha, the Company will be able to claim under either the existing excise rebate scheme or a new grant scheme. All other terms of the existing excise rebate scheme remain unchanged. It only applies to the Stage 1 technology development phase of the Stuart Project and is not intended as a subsidy for commercial production. The rebate is payable only if the project is successful in producing oil and in this regard is a relatively low risk R&D incentive. The existing rebate scheme is capped at a maximum annual amount of around A$36 million and currently expires at the end of 2005.

2. NAPHTHA SALES CONTRACTS NEARING COMPLETION

The Federal Government's excise decision has provided the Company greater flexibility to finalise sales contracts for growing naphtha production from Stage 1. As a result, marketing negotiations for the Company's 185,000 barrels of stored naphtha are underway in a number of previously untested offshore markets. The response has been immediate and very encouraging and the Company expects to finalise contracts for sale of the current naphtha inventory in the next few weeks.

In addition, good progress is being made in negotiating longer term, multi-year naphtha sales arrangements that the Company intends to finalise as soon as possible.

3. MAINTENANCE PROGRAM UNDERWAY ON STAGE 1 PLANT

Oil production so far in the second quarter totals 47,000 barrels achieved in 19 days of shale processing operations. Year to date volumes of 157,000 barrels represents 67% of the total volume produced in 2001.

The Stage 1 Plant is currently off-line in order to carry out repairs on the ATP pre-heat tubes and to complete other planned maintenance and reliability work in the plant. As a result of a recent complete inspection of the ATP, cracks were found around the welds that join the ATP preheat tubes to the retort bulkhead. The root cause of this cracking is still being investigated. Welding repairs are progressing well and are expected to be completely effective, with no adverse effect on ongoing operations.

The current work program is expected to take several weeks due to the constrained working space in the ATP. The plant is expected to be back on shale before the end of June.

The Stage 1 plant has now processed more than 700,000 tonnes of shale and produced 425,000 barrels of oil. The plant has operated on shale for 193 days providing a wealth of technical, operational and environmental data and experience that has proven the feasibility of the ATP technology and its readiness for ramp-up to commercial scale in Stage 2.

4. A$18 MILLION IN NEW FINANCING BEING ARRANGED

Final arrangements for an additional funding facility with US investors of approximately A$18 million (US$10 million) are progressing expeditiously as a direct result of the Federal Government's decision on excise changes for Stage 1. It is expected that the facility will be finalised by early June with the funds available at that time.

These new funds will be utilised to fund around A$10 million of the A$15 - $35 million debottlenecking and reliability program on Stage 1 aimed at achieving capacity operations in 2003 and to supplement working capital in the Company.

JD McFarland

James D McFarland
Managing Director
24 May 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

SOUTHERN PACIFIC PETROLEUM N.L.

ANNOUNCEMENT

The Directors advise of the allotment on 29 May 2002 of 985,509 Ordinary Shares in the Equity Participation Scheme in accordance with Article 5A of the Company's Constitution. This represents an issue to employees in relation to existing Equity Participation Scheme commitments.

The shares were allotted at an issue price of $0.61 each, which was the ASX Last Sale price on Tuesday 28 May 2002, and paid to 1 cent per share on allotment, the balance to be paid on the Relevant Date as described in Article 5A of the Constitution.

The Equity Participation Scheme shares are not listed.

While equity participation shares are not used for fundraising purposes, any proceeds received on issue of these shares will be used to meet general funding requirements of the company.

Total unquoted Equity Participation Shares (paid to either 1 cent each or 0.375 cents each) will now be 51,555,162.

V. H. Kuss
Company Secretary

SOUTHERN PACIFIC PETROLEUM N.L.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Southern Pacific Petroleum N.L.

ACN, ARBN or ARSN

008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Equity participation shares paid to 1 cent
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	985,509
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	These equity participation shares were issued in accordance with Article 5A of the Company's constitution. They were allotted at an issue price of $0.61 per share (paid to 1 cent each).

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No Issue was made in accordance with Article 5A of the Company's constitution.
5	Issue price or consideration	985,509 shares each paid to 1 cent (consideration of $9,855.09)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	While equity participation shares are not used for fundraising purposes, any proceeds received on issue of these shares will be used to meet general funding requirements of the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29/05/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
377,718,024	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,649,160	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		247,369	Ordinary Shares paid to 40.616 cents
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Option sexpiring on 20/04/2006 (Exercise price of $1.2669)
		4	Guarantee Facility Options over maximum 10,050,000 fully paid ordinary shares
		4	Guarantee Facility Options over maximum 10,057,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A.

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities SECURITIES NOT QUOTED
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43) **No New Class of Securites**

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

+ See chapter 19 for defined terms.

10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:...29/05/2002......
(Director/Company secretary)

Print name: ....V H Kuss...............................

== == == == ==

Document 205g

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

31 May 2002

COMPANY ANNOUNCEMENT

SPP Announces US$10 Million Guarantee Facilities

Southern Pacific Petroleum N.L. (SPP) is pleased to announce that it has arranged US$10 million (estimated A$17.7 million) of unsecured standby guarantee facilities for up to three years to provide additional working capital for the Stuart Oil Shale Project. This will enable the Company to readily obtain loan funds as required. These guarantee facilities have been provided with the support of Mr Frederick Whittemore for up to US$7.5 million and Mr Malcolm G Chace III for up to US$2.5 million.

Mr Frederick Whittemore is a past Managing Director of Morgan Stanley & Co. and his current associations include Advisory Director to Morgan Stanley Dean Witter and Member of the Board of Trustees for the Center of Strategic and International Studies. He is also a Director of SPP (USA) Inc., a wholly-owned subsidiary of the SPP group.

Mr Malcolm G Chace III is a prominent US investor and Chairman of Bancorp Rhode Island Inc., a holding company for Bank Rhode Island.

On a proforma basis, these facilities effectively increase the Company's available funds as of 31 May 2002 to A$36 million, including anticipated proceeds of A$14 million from the future sale of current naphtha inventory.

The terms of these guarantees are effectively identical to the guarantee provided by SPP Director, Mr John Val Browning in September 2001. The fees payable for the provision of these guarantees will be in the form of three-year share options. The guarantees and associated fees will be cancellable at the Company's election at any time during the three-year period. The Guarantors will also pay one cent per option which vest on a monthly basis in proportion to the Australian dollar value of the guarantees outstanding. The exercise price of these options will be reset at the beginning of each year.

Assuming the current exchange rate of A$/US$ = 0.564 remains unchanged, the Guarantors would be entitled to buy up to 23.79 million SPP shares (equivalent to 5.0% of existing issued shares on a fully diluted basis) should the full guarantees be kept in place for the three-year period, as follows:

Year	Options Vesting to Mr Whittemore[1] (Millions)	Options Vesting to Mr Chace[2] (Millions)	Total Options Vesting (Millions)	Exercise Price[3] as % of Market Price (%)
Upfront[4,5]	0.30	0.10	0.40	145
1[5]	4.25	1.42	5.67	145
2	5.32	1.77	7.09	130
3	7.97	2.66	10.63	105
Total	**17.84**	**5.95**	**23.79**	

[1] Based on A$13.3 million and A$/US$ = 0.564. Actual number will be proportionally adjusted based on actual outstanding facility.
[2] Based on A$4.4 million and A$/US$ = 0.564. Actual number will be proportionally adjusted based on actual $A value of outstanding facility.
[3] Determined at the beginning of each year based on the average prior 20 day market price
[4] Upfront options are not subject to exchange rate adjustment
[5] Upfront and first year pricing is based on the average share price in the 20 business days prior to 31 May 2002 which is $0.61 for SPP.

The Company is pleased that such noted investors and financiers have offered to provide financial assistance at such an important time in the development of the Stuart Project.

This assistance will facilitate the continued ramp-up of production and cash flow from the Stage 1 technology demonstration plant and the advancement of pre-development work on the proposed Stage 2 commercial project. The Stuart Project is laying the foundation for a new sustainable source of secure domestic oil for Australia.

James D McFarland
Managing Director

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website:www.sppcpm.com

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Chairman Mr Campbell Anderson

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

5 June, 2002

COMPANY ANNOUNCEMENT

SPP WELCOMES FEDERAL GRANT FOR RENEWABLE FUEL PLANT STUDY

Southern Pacific Petroleum N.L. (SPP) today welcomed a Federal Government announcement that it would provide a grant to jointly fund a pilot study by the company into investigating the feasibility of developing Australia's first full-scale woody biomass to ethanol facility.

The grant has been made under the Commonwealth's New Industries Development Program and was announced last night by the Minister for Agriculture, Fisheries and Forestry, Hon. Warren Truss.

SPP Managing Director, Mr Jim McFarland said the Commonwealth grant of $96,800, would be supplemented by an additional investment of $232,000 by SPP in the study.

The economic viability of such a plant would be significantly enhanced by co-location with SPP's proposed expansion of its shale oil production facility at Gladstone including the access to waste heat generation.

The funds will allow the company to generate a wide range of design data with which, in conjunction with organisations with global expertise in ethanol production, to assess in detail the commercial and technical viability of a full-scale plant.

In particular, the pilot study will determine ethanol yields from Australian woody biomass at such a plant, as well as determining how the plant could be developed synergistically with the proposed Stage 2 of the company's Stuart Shale Oil Project at Gladstone.

Under the study, SPP will investigate the prospect of developing a state-of-the-art facility producing high-grade ethanol from woody biomass and woodwaste.

Mr McFarland said "The study will investigate a proposed ethanol facility capable of producing at least 100 million litres of ethanol a year, which could have the potential to develop a significant new industry for regional Australia.

"An ethanol production facility would also provide significant environmental benefits, not least being the production of a fuel with relatively low greenhouse emissions," he said.

As a renewable fuel, the use of ethanol as a liquid transport fuel reduces the net emissions of greenhouse gases. The carbon dioxide emitted in the combustion of fuel ethanol is offset by a similar amount of carbon absorbed in the plantations growing the woody biomass. With sustainable forestry, the process is almost carbon-neutral, particularly as the energy required for the ethanol production is available as a waste heat by-product from the shale oil production process.

"Ethanol as a substitute fuel and blending stock in petrol and diesel is widely used around the world and demand for the product is rapidly increasing," Mr McFarland said.

At this stage, it is expected the pilot study will be completed by early next year.

Research and development of renewable forms of energy is part of the company's six point plan to manage greenhouse gas emissions. The company's goal is for net greenhouse emissions from the commercial production of shale oil to be less, on a full fuel cycle basis, than those associated with conventional oil.

"The company is hopeful that this additional research and testing will prove up the viability of this renewable energy concept with the prospect of an ethanol plant operating alongside the proposed Stuart Stage 2 Project which is currently scheduled for production in 2006," Mr McFarland said.

JD McFarland

James D McFarland
Managing Director

For further information, please contact:
Diane Day
Group Manager Corporate Relations
Southern Pacific Petroleum (SPP)
Phone : 07 3237 6608
Mobile: 0417 795 614

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com